# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Direxion Shares ETF Trust, CIK 0001424958
CUSIP: 25460E869
Title of class of securities: Direxion Daily S&P 500 Bear 1X Shares
Address of issuer's principal executive offices: 1301 Avenue of the Americas, 35th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/01/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000897069-20-000278
Filed by CIK 0001170152

## Reporting persons
- LEUTHOLD GROUP, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,116,949; shared voting power 358,685; sole dispositive power 2,116,949; shared dispositive power 358,685; aggregate amount beneficially owned 2,475,634 (10.3% of the class)
  Comment: This percentage is calculated based on 24,049,982 shares outstanding.

## Item 1. Issuer
Name of issuer: Direxion Shares ETF Trust
Address of issuer's principal executive offices: 1301 Avenue of the Americas, 35th Floor, New York, New York, 10019

## Item 2. Person Filing
Name of person filing: The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
Address of principal business office or, if none, residence: 150 South Fifth Street, Suite 1700, Minneapolis, MN 55402
Citizenship: The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management) is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,475,634
Percent of class: 10.3
Sole power to vote or to direct the vote: 2,116,949
Shared power to vote or to direct the vote: 358,685
Sole power to dispose or to direct the disposition: 2,116,949
Shared power to dispose or to direct the disposition: 358,685

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported in this statement are beneficially owned by managed accounts that are investment management clients of the Reporting Person. The investment management contracts of these clients grant to the Reporting Person all investment and voting power over the securities reported in this statement. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of the securities reported in this statement. The clients of the Reporting Person have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LEUTHOLD GROUP, LLC: /s/ Glenn R. Larson, Glenn R. Larson, Chief Compliance Officer (12/05/2025)